                               November 14, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Mr. Larry Spirgel
           Assistant Director

                  Re: EMERGENCY MEDICAL SERVICES L.P.
                      EMERGENCY MEDICAL SERVICES CORPORATION
                      Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-127115)
                      -----------------------------------------------------

Dear Mr. Spirgel:

         Our clients, Emergency Medical Services L.P. and Emergency Medical Services Corporation (together, "EMS"), have filed today with the Commission Pre-Effective Amendment No. 3 to EMS's Registration Statement on Form S-1.

         The following responds to the Staff's comments contained in your letter dated November 1, 2005 concerning Amendment No. 2 to EMS's Registration Statement on Form S-1 filed on October 19, 2005. The text of the Staff's comments is set forth in italics below, followed by the response of EMS. Certain responses refer to specific pages without reference to a document; these are references to pages of the prospectus contained in Amendment No. 3. The information in these responses was provided to us by EMS.

         Enclosed with the copy of this letter being hand-delivered to Daniel F. Zimmerman are four copies of Amendment No. 3, marked to show changes from Amendment No. 2.

1. We note that your responses to prior comments 1, 2, 3 and 13 of our September 29, 2005 comment letter and our response to comment 43 of our initial September 2, 2005 comment letter. We are unable to evaluate the application of the securities laws to your reorganization and exchange offer because we do not have sufficient information or analysis from you regarding the reorganization or the exchange offer that you are registering. Until we understand the reorganization and the exchange offer, and you provide us with all agreements governing the terms of the securities and transactions, we will not comment on the disclosure relating to the exchange offer. Therefore, we may have further comment, and you should provide us with enough time to evaluate your transactions, the agreements and related disclosure prior to circulating preliminary prospectuses. While we have specific comments on your responses, below, we are generally seeking additional details and further analyses of comments 1, 2, 3 and 13 of the prior comment letter and comment 43 of our initial comment letter.

      RESPONSE:

         The following is a description of the reorganization of Emergency Medical Services L.P. ("EMS LP") and our analysis of the applicable federal securities laws:

         o EMS LP, a Delaware limited partnership, was formed to acquire the outstanding common stock of American Medical Response, Inc. ("AMR") and EmCare Holdings Inc. ("EmCare") from Laidlaw International Inc. The purchase was completed on February 10, 2005.

Securities and Exchange Commission      2                      November 14, 2005


         o EMS LP is governed by its Agreement of Limited Partnership of EMS LP, dated February 10, 2005 (the "Partnership Agreement"), among EMSC, Inc. ("EMSC"), as general partner, and the persons listed on Schedule A to the Partnership Agreement (the "limited partners"). (The Partnership Agreement has been filed as Exhibit 3.4 to the Registration Statement.) On February 10, 2005, the date of EMS LP's acquisition of AMR and EmCare, Onex Partners LP, a private equity fund, Onex Corporation (through affiliates) and their professionals (together, the "Sponsor") owned 96% of the partnership interests of EMS LP, in the form of class A units. Two other accredited investors held the balance of the class A units (less than 1% of EMS LP) and members of senior management of the new EMS entity (formerly executive officers of AMR and EmCare) held the balance of the EMS LP equity, in the form of class B units.

         o The class A units are the only limited partnership units of EMS LP that have voting rights.

         o Section 8.1 of the Partnership Agreement provides that EMSC has sole responsibility for the management of the business and affairs of EMS LP.

         o  Section 13.1 of the Partnership Agreement provides as follows:

                  This Agreement represents the entire agreement among the parties with respect to its subject matter and CANNOT BE CHANGED OR TERMINATED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY THE GENERAL PARTNERS AND LIMITED PARTNERS HOLDING MORE THAN 50% OF THE CLASS A UNITS OUTSTANDING. If, notwithstanding the provisions of Section 8.1, the General Partner, in its sole discretion, seeks the consent of the Limited Partners to any action, such consent shall require only an instrument or instruments in writing signed by Limited Partners holding more than 50% of the Class A Units outstanding. [emphasis added]

         o Approximately 233,050 class B units (approximately 1% of EMS LP) were sold to approximately 170 employees, affiliated physicians and nurse practitioners who purchased those units in EMS LP's offerings under Rule 701 and in reliance on the exemption provided by Rule 506.

Securities and Exchange Commission      3                      November 14, 2005

   o During the course of the Sponsor's preparation of the Registration Statement on Form S-1 for the public offering of the equity of EMS LP, the Sponsor was advised by Canadian tax counsel that the conversion of EMS LP to a corporation, to effect a public offering of common stock, or the contribution of EMS LP limited partnership interests to a corporation could have adverse tax consequences to the EMS LP limited partners who are Canadian residents. The underwriters of the proposed offering advised the Sponsor that the IPO would not be feasible if the issuer was a limited partnership, and therefore a corporate issuer should be used. Accordingly, rather than effecting a conversion of EMS LP into a Delaware corporation, or requiring the Sponsor to contribute its EMS LP interests to a corporation, EMSC has structured the proposed transaction so that:

         o the Sponsor, as the holder of the general partner interest in EMS LP (through ownership of the stock of EMSC) would contribute the stock of EMSC for shares of class B common stock of newly-formed Emergency Medical Services Corporation (referred to here as the "Issuer"), so that EMS LP would become a consolidated subsidiary of the Issuer;

         o the Sponsor would amend the Partnership Agreement of EMS LP to effect the mandatory exchange of the approximately 3% of the EMS LP interests represented by class B units for class A common stock of the Issuer through a contribution of those interests to the Issuer;

         o the Sponsor would amend the Partnership Agreement of EMS LP to effect the mandatory exchange of the class A units held by persons other than the Sponsor (holding less than 1% of the EMS LP interests) for class B common stock of the Issuer through a contribution of those interests to the Issuer; and

         o the class A units held by the Sponsor would, at the effective time of the IPO, become exchangeable one-for-one for class B common stock of the Issuer; until such exchange, the Sponsor would have the benefit of a share of class B special voting stock of the Issuer, intended to confer on the Sponsor voting rights equivalent to those it would hold on the exchange.

         The Sponsor controls EMS LP absolutely -- it owns the stock of the GP and holds approximately 99% of all of the EMS LP voting interests. It is the Sponsor that made the decision to structure the reorganization as it is described in the Registration Statement, it is the Sponsor that established the terms of the LP exchangeable units described in the Registration Statement and it is the Sponsor that has the power to implement these decisions unilaterally. The Sponsor will determine the final terms of the LP exchangeable units, which will be reflected in an amended and restated agreement of limited partnership of EMS LP (the "Amended Agreement"). The Sponsor is not required to, and has not and will not, seek the consent of the holders of the class B units or the other holders of class A units to the terms of the Amended Agreement, to the reorganization, or to the terms of the LP exchangeable units or the exchange. In fact, the only event in this process that deals with anyone other than the Sponsor is the forced exchange of the class B units for class A common stock of the Issuer (and the deemed exchange of a limited number of class A units for class B common stock). The exchange of class B units for class A common stock will occur by operation of the contractual provision of the Partnership Agreement -- Section 13.1 cited above -- that requires only the consent of the Sponsor to amend that agreement and effect the reorganization. In connection with the IPO,

Securities and Exchange Commission      4                      November 14, 2005

the Sponsor will, in fact, amend the Partnership Agreement to provide for the forced exchange. As such, the exchange will be automatic and does not require -- or permit -- the holders of the class B units to elect whether to accept the class A common stock. The class B unitholders have no vote, no discretion and will have no remedy in connection with the effectuation of the reorganization.

         We do not believe that the absence of an investment decision on the part of the holders of EMS LP class B units causes the issuance of Issuer class A common stock to be anything other than a "sale" for purposes of Section 5 of the Securities Act, and we have therefore concluded that this issuance must be registered unless there is an exemption available from registration under the Securities Act. In our earlier response to comment 43, we inadvertently referred to this exchange as an "offering" that is subject to Section 5, rather than a forced "sale" or exchange. As we stated in our response to the Staff's comment letter dated September 2, 2005, we have concluded that the forced exchange of class B units of EMS LP for class A common stock of the Issuer does not have the benefit of any exemption from registration under the Securities Act:

            o The issuance is not a private placement under Section 4(2) of the Securities Act. In addition to the EMS L.P. partnership units held by Emergency Medical Services' executive officers and directors, approximately 233,050 partnership units are held by approximately 170 employees, affiliated physicians and nurse practitioners who purchased those units in EMS L.P.'s offerings under Rule 701 and in reliance on the exemption provided by Rule 506.

            o The issuance is not exempt under Section 3(a)(9) of the Securities Act because it is not an issuance of securities by the Issuer to its existing security holders. Rather, the Issuer is issuing its class A common stock to holders of partnership units of a separate entity, EMS LP, in connection with a reorganization in which the limited partnership will become a subsidiary of the Issuer.

            o We considered the provisions of Rule 145 promulgated under the Securities Act relating to reclassifications of securities. The reorganization that will result in the formation of the holding company issuer is not of the type contemplated by Section (a)(1) of the Rule as not involving a sale of securities. As described above, the issuance of securities in the holding company formation involves the substitution of the securities of one issuer (the corporation) for the securities of another (the limited partnership).

         As noted above, for purposes of the Securities Act the exchange is a forced sale of the class B units. There is no consent required or sought from the unitholders, and the exchange is automatic and compulsory. As we noted in our response to comment 2 of the Staff's letter dated September 29, 2005, this exchange does not fit within the description of any of the types of transactions set forth in the General Instructions to Form S-4:

            o The exchange is not a transaction of the type described in paragraph (a) of Rule 145. It is not conditioned upon a vote or consent of securityholders. The exchange is compulsory and is automatic upon the occurrence of the

Securities and Exchange Commission      5                      November 14, 2005

               initial public offering. The exchange requires no vote, no consent and no investment decision by, and no solicitation of, the holders of the class B units.

            o The exchange is not a merger in which the applicable state law would not require the solicitation of the votes or consent of all of the security holders of the company being acquired.

            o The exchange is not an exchange offer for securities of the issuer or another entity. The exchange is not an "offer" to exchange the class B units, but rather a compulsory and automatic exchange which neither requires nor allows the holders of the class B units to elect to accept the exchange of class B units for class A common stock. The holders of the class B units are not making any investment decision -- they have delegated that decision to the Sponsor.

            Accordingly, we believe the Form S-1 -- which is available for "registration... of securities of all registrants for which no other form is authorized or prescribed" -- is the appropriate form on which to register the class A common stock to be issued in the exchange.

2. Since you are registering an exchange that is part of your restructuring, please explain the exchange more clearly and specifically. In your response to prior comment 1, you state that the exchange of class A common stock for Class B Limited Partnership units of Emergency Medical Services L.P. "will occur by operation of a contractual provision in the Partnership Agreement of Emergency Medical Services L.P. (the "Partnership Agreement") under which the Class B Units are issued." Also, in your response to prior comment 3, you state that "[t]he terms of the Exchange were finalized by these Class A Unit holders prior to the filing of the registration statement and without the participation of the remaining two Class A Unit holders or the holders of the Class B Units."

      Tell us in your response letter, with a view to disclosure:

            o what sections in which Limited Partnership Agreement contain the "Contractual Provision" that effects the exchange of the Class B units that you describe in response to prior comment 1, and which sections provide for the other features of the restructuring that you reference in your responses;

            o on what date the amended Limited Partnership Agreement was executed or will be executed. File the amended Limited Partnership Agreement as an exhibit.

            o identify who were "these Class A Unit holders" who finalized the "Terms of the Exchange," tell us the date on which they finalized the terms and what document contains the finalized terms. File that document as an exhibit.

            o explain why the exchange offer, the terms of which you state in prior comment 3 "Were established by the holders of the Class A Units representing approximately 98% of The Limited Partnership interests in the Partnership," does not constitute a change in the terms of the Class B Units.

      We may have further comment.

Securities and Exchange Commission      6                      November 14, 2005

      RESPONSE:

            As described above in response to comment 1:

            o The contractual provision of the Partnership Agreement that permits the automatic exchange of the class B units is Section
                  13.1. What we mean by our reference is not that the Partnership Agreement itself actually sets forth the mechanics of the exchange but, rather, that the contractual provision authorizes the Sponsor to effect any and all amendments to that agreement. The exchange itself will be set forth in an amendment authorized by the Sponsor as permitted by Section
                  13.1. That amendment will also authorize and establish the other features of the reorganization, including the final terms of the LP exchangeable units held by the Sponsor.

            o The Amended Agreement has not been finalized or executed. It will be executed prior to consummation of the offering and will be filed as an exhibit to the Registration Statement. A draft of the Amended Agreement is being delivered to the staff concurrently with the filing of Amendment No. 3.

            o The Sponsor was the "Class A unit holders" who determined the structure of the reorganization. The terms of the exchange are simple, and were reflected in the initial filing of the Registration Statement -- that there will be a one-for-one exchange of class B units for class A common stock. That is the only term relevant to a class B unit holder. The Amended Agreement memorializing this term, and setting forth the provisions detailing the exchangeable provisions applicable to the Sponsor's limited partnership interests will not be signed until shortly before effectiveness of the registration statement. As is often the case with recapitalizations and restructurings in connection with an initial public offering, Sponsor does not want to put this structure into place until it is assured that the offering is proceeding.

            o The terms of the class B units will not be changed. However, holders of class B units will be deemed to have contributed those units to the Issuer in exchange for class A common stock of the Issuer. We note that the Partnership Agreement already contemplates such a change from partnership units to common stock of the IPO issuer. Section 8.2(f) of the Partnership Agreement provides that:

                  If at any time in contemplation of, or in connection with, an initial public offering of the equity interests of the Partnership (or a successor), the General Partner determines, in its sole discretion, to change the classification of the Partnership for federal, state or local income tax purposes, the General Partner shall take such steps as it deems necessary or appropriate to effect such change or convert the Partnership into a corporation. The Limited Partners hereby agree to cooperate with, consent to, and take all steps deemed necessary by the General Partner to effect such a change.

Securities and Exchange Commission      7                      November 14, 2005

            Accordingly, the Partnership Agreement already contemplates that class B unit holders might hold the issuer's common stock rather than partnership interests in the event of an IPO. Moreover, the existing equityholder agreements specifically contemplate both the exchange of partnership units for common stock and the multiple vote structure of the class B common stock/class B special voting stock. Section 3.2 of the Equityholders Agreement with all employees, and Section 3.2 of the Investors Equityholders Agreement (to which management stockholders are party), provides in relevant part as follows:

            3.2 MULTIPLE VOTING STOCK UPON IPO. The Employee Investors hereby agree to approve and to raise no objection to the implementation, at the election of the Majority Onex Investors in connection with an initial Public Offering, of a multiple vote stock to be exchanged for the Units that are held by the Onex Investors.

                                  *    *    *

            The Staff had commented previously that the IPO prospectus should emphasize the consequences of the reorganization rather than isolated legal issues. We agree. If the Staff believes that the additional information included in this response is meaningful to the class B unit holders, we will include the additional detail in the prospectus to be delivered to those persons.

3. We note that your response to prior comment 2, in which you state that "[t]he Exchange is not an `offer' to exchange the Class B Units, but rather a compulsory and automatic exchange." However, you also explain in your September 14, 2005, letter, in response to initial comment 43, that "we have concluded that the issuance of the shares of Emergency Medical Services' class A common stock in exchange for the EMS L.P. partnership units constitutes an offering that is subject to the requirements of
      Section 5 of the Securities Act." Please explain in your response letter why you indicate that the exchange is not an "Offer" for purposes of determining what Securities Act registration form to use, while you indicate that the exchange is an "offer" for purposes of section 5 of the Securities Act.

      RESPONSE:

            As described in response to comment 1, we used the term "offering" incorrectly, and should have referred to a "forced sale" for purposes of
      Section 5 for which no exemption is available under the Securities Act. We did not intend to infer that the exchange was an "offering" that constituted an "exchange offer", as suggested in comment 1 of the Staff's letter dated September 29.

4. Also, although your response to prior comment 3 indicates that you finalized the terms of the exchange prior to filing this registration statement on August 2, 2005, your responses suggest that the terms will be included in the amended limited partnership agreement in Exhibit 3.5. Therefore it appears that you have continued to negotiate the agreement and that you do not yet have a binding and executed agreement that will effect the restructuring and exchange offer. In your response letter, provide your analysis of why you believe it is appropriate to register the exchange offer prior to having an executed and binding agreement to implement the exchange.

Securities and Exchange Commission      8                      November 14, 2005

      RESPONSE:

            As described in response to comment 1, there is no binding or executed agreement that will effect the reorganization. But the only TERMS of the exchange are the fact of the exchange -- that each class B unit will be exchanged for one share of class A common stock. The Sponsor identified the structure it proposed to use in the reorganization, and described that structure in the initial Registration Statement. It is correct that the precise terms of the securities that will continue to be held by the Sponsor after the IPO have not been finalized. To the extent that the terms of the Sponsor's securities (the LP exchangeable units) could be said to affect the terms of the Issuer's common stock to be issued to class B unit holders, this is consistent with the many examples of an issuer filing a registration before finalizing the terms of a security -- for instance, the filing of a registration statement for debt securities before the indenture pursuant to which those securities will be issued is finalized.

5. Please tell us in your response letter whether Emergency Medical Services Corporation has been formed yet and, if so, why it is not a registrant. In addition, tell us whether you intend for EMS L.P. to remain a registrant. In this regard, we note that Emergency Medical Services Corporation intends to contribute the proceeds of the offering to EMS L.P. in exchange for limited partnership interests in EMS L.P. Please refer to Rule 140 under the Securities Act.

      RESPONSE:

      Emergency Medical Services Corporation was formed as a corporation on November 1, 2005. Its audited financial statements are included in Amendment No. 3.

      We are aware of the Staff's position that Rule 140 of the Securities Act is literally applicable to a registration statement, such as EMS's, where the issuer (Emergency Medical Services Corporation) will use the proceeds of the offering to purchase the securities of another person (in our case, EMS L.P.). Emergency Medical Services Corporation has signed Amendment No. 3 and become a co-registrant. Accordingly, unless the Staff agrees otherwise, EMS L.P. and Emergency Medical Services Corporation will continue as co-registrants.

      If EMS L.P. remains a co-registrant, we intend to request that the Commission issue an order pursuant to Section 12(h) of the Exchange Act, or grant such other relief as it deems appropriate, to exempt EMS L.P. from the requirements of Section 15(d) of the Exchange Act.

6. Also, please understand that we may have additional comments on the accounting presentation regarding your LP exchangeable units.

      RESPONSE:

      In response to the Staff's comment in this regard, EMSC will include in its audited financial statement a description of its accounting policy with respect to the LP exchangeable units. It is our understanding that, following your review and discussion of the information submitted by EMS, the Staff will not object to the accounting presentation proposed by EMS as set forth in Exhibit A to our letter dated September 14, 2005.

Securities and Exchange Commission      9                      November 14, 2005

PROSPECTUS SUMMARY, PAGE 1
--------------------------

7. We note your revisions in response to prior comment 5. Continue to revise in response to prior comment 5. As currently drafted, the summary section is still too long and too repetitive. Further revise to reduce the length of your narrative summary to two or three pages and provide a brief, balanced, non-repetitive discussion of the most material aspects of you and your offering. Your current disclosure is repetitive - for example, you include general statements about your opportunities to "outsource," your leadership position and your long operating history in several locations in your summary. You similarly repeat disclosure related to your risk management programs. Reduce or delete the subsections entitled Competitive Strengths and Business Strategy. This disclosure is too detailed for the summary and is more appropriate for your business discussion.

      RESPONSE:

      The Summary has been further revised in response to the Staff's comment.

8. We note your revisions in response to prior comment 6. Further revise to disclose the expiration date of your obligation to pay the annual management fee.

      RESPONSE:

      The disclosure has been revised to add that the agreement has automatic one-year renewals, subject to termination by either party.

FORMATION OF HOLDING COMPANY, PAGE 26
-------------------------------------

9. Please provide organization charts showing the structure, ownership and control of the company and EMS L.P. before and after the reorganization.

      RESPONSE:

      The requested organization charts have been included.

USE OF PROCEEDS, PAGE 27
------------------------

10. Please disclose that you intend to contribute the net proceeds of the offering to EMS L.P. in exchange for limited partnership interests in the partnership. EMS L.P. will, in turn, use the proceeds as described.

      RESPONSE:

      We have added statements to the effect that Emergency Medical Services Corporation will contribute the net proceeds of the offering to EMS L.P. in exchange for partnership interests and that EMS L.P. will, in turn, use the proceeds as described.

Securities and Exchange Commission      10                     November 14, 2005

11. Please disclose in the first bullet point the total amount of your outstanding debt under the senior secured credit facility so that it is clear upfront that you are only repaying a portion of the debt outstanding.

      RESPONSE:

      The bullet has been revised to state the amount of debt outstanding under the senior secured credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 39
--------------------------------------------------------------------------

COMPANY OVERVIEW, PAGE 39
-------------------------

12. Where you present net revenues and other operating measures in an overview context, please also present net income (loss). Similarly revise your company overview in your prospectus summary.

      RESPONSE:

      The relevant sections have been revised to present net income (loss).

PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 110
--------------------------------------------

13. Your second paragraph appears to state that the Onex entities may sell up to 32,107,500 shares of Class A common stock if the underwriters exercise their over-allotment option. Please clarify that the Onex entities may convert and sell up to 1,170,000 shares of Class A common stock in the over-allotment option, as you disclose in the table on page 112.

      RESPONSE:

      This error has been corrected to reflect that the Onex entities may convert and sell up to 1,170,000 shares of class A common stock if the over-allotment option is exercised.

14. Also, please explain in your response letter, with a view to disclosure, why the beneficial ownership of the Onex entities, as shown in the tables on pages 110 and 112, apparently increases if they sell shares in connection with the over-allotment option.

      RESPONSE:

      The tables on pages 110 and 112 reflect a decrease in the beneficial ownership of the Onex entities if the over-allotment option is exercised, from 32,107,523 shares of class B common stock to 30,937,500 shares. The table on page 110 shows the Onex entities beneficially owning, in the aggregate, 32,107,523 shares of class B common stock; this total is reflected in the beneficial ownership of Onex Corporation. In that table, three Onex entities are identified separately. The remaining two Onex entities -- EMS Executive Investco LLC and Onex US Principals LP -- are NOT identified separately in the table on page 110 because they are not 5% holders. Page 112 identifies each of the five Onex entities because each is a selling stockholder, and shows these Onex entities owning, in

Securities and Exchange Commission      11                     November 14, 2005

      the aggregate, 30,937,500 shares of class B common stock if the over-allotment option is exercised in full.

                                   *   *   *

         The responses to comments 1 through 4 included in this letter were provided previously to the Staff in a memorandum dated November 2, 2005. We have not changed the text of those responses.

         With respect to comment 4, we wish to advise the Staff that the form of prospectus to be delivered to class B unitholders included in Amendment No. 3 has been revised. It now includes additional disclosure concerning the amendment to the EMS L.P. partnership agreement, as well as the provision of the EMS L.P. partnership agreement that permits it to be amended without the consent of the class B unitholders. That prospectus has also been revised to include additional disclosure that would be required if the automatic, compulsory exchange of class A common stock for class B units had been registered on Form S-4.

                                   *   *   *

         Amendment No. 3 includes financial information for EMS's most recent quarter and eight months ended September 30, 2005. EMS has adjusted certain insurance-related amounts previously reported for the 2004 fiscal periods presented in Amendment No. 2. These adjustments did not impact the audited fiscal 2004 financial statements or the audited or interim 2005 financial statements. The impact of the adjustments was limited to the unaudited interim, comparable 2004 period information (five months ended January 31, 2004 and three and five months ended June 30, 2004) presented in Amendment No. 2 and not required to be included in Amendment No. 3.

                                   *   *   *

         Thank you for your continuing assistance regarding these filings. Please contact the undersigned at (212) 836-8685 or Marybeth O'Keefe at (212) 836-8456 with any further comments or questions you may have.

                                   Sincerely,

                                   /s/ Lynn Toby Fisher
                                   --------------------
                                   Lynn Toby Fisher

cc:      Daniel F. Zimmerman
         Patrick Kuhn

         Todd G. Zimmerman
         Joel I. Greenberg
         James J. Clark
         Noah B. Newitz